United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February, 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Exhibit No:	Exhibit Description
101

The following documents comprise the opinions of the (i) Board of Directors, (ii) Controlling Committee (iii) Fiscal Council on the Financial Statements of Vale S.A. for the year ended December 30, 2011, filed on February 15, 2011.

OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS ON DECEMBER 31, 2011

The Board of Directors of Vale S.A. (“Vale”), after examining the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2011, unanimously approved mentioned proposal.

In view of this, the Board is of the opinion that the above mentioned documents should be approved at the Annual Stockholders’ General Meeting.

Rio de Janeiro, February 15, 2012.

Ricardo José da Costa Flores Chairman	Renato da Cruz Gomes Member

Robson Rocha Member	José Ricardo Sasseron Member

Paulo Soares de Souza Member	João Moisés de Oliveira Member

Nelson Henrique Barbosa Filho Member	Fuminobu Kawashima Member

José Mauro Mettrau Carneiro da Cunha Member	Eduardo de Oliveira Rodrigues Filho Member

Paulo Sergio Moreira da Fonseca Member

OPINION OF THE CONTROLLING COMMITTEE ON ANNUAL REPORT

AND FINANCIAL STATEMENTS

Vale S.A (“Vale”) controlling committee, on the terms of article 24, paragraph IV of its Bylaws, after examining the Annual Report and the Financial Statements related to the fiscal year 2011,  recommend to the fiscal council the approval of the referred documents.

Rio de Janeiro, February 14, 2012.

Paulo Ricardo Ultra Soares	Paulo Roberto Ferreira de Medeiros

Luiz Carlos de Freiras

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL

STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2011 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 15th, 2012.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Counselor	Counselor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 15, 2012		Roberto Castello Branco
Director of Investor Relations